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                                                                    Exhibit 4.39



                              (Summary Translation)

                               Guarantee Agreement

This Agreement is made by and between Suzhou Liu Xing Industrial Co., Ltd (hereinafter referred to as "Party A"), China Construction Bank Corporation Xinyu branch (hereinafter referred to as "Party B").

WHEREAS,

1, Jiangxi LDK Solar Hi-Tech Co., Ltd. (hereinafter referred to as "Jiangxi LDK") and Party B entered into a loan agreement (hereinafter referred to as the "Loan Agreement") made between March 20, 2006 and March 20, 2009, pursuant to which Party B undertook to lend to Jiangxi LDK loans; and

2, Party A has agreed to guarantee the obligations of Jiangxi LDK to perform the Loan Agreement.

NOW, THEREFORE, Party A and Party B, subject to the terms and conditions set forth herein, agree as follows:

1, The Guarantors agree to provide guarantees for the performance of obligations by Jiangxi LDK under the Loan Agreement and be jointly and severally liable for repayment of the Loan up to Rmb 60 million in the event of a default by Jiangxi LDK in accordance with the Loan Agreement.

2, Party A has agreed to guarantee the obligations of Jiangxi LDK to perform the Loan Agreement and be jointly and severally liable for repayment of the Loan. In event Jiangxi LDK does not repay debts or partially repay debts, Party B is entitled to demand remedies from Party A directly. In event jiangxi LDK does not fulfill debts in accordance with the Loan Agreement, Party B is entitled to demand remedies from Party A directly no matter whether Party B is responsible for any other guarantee obligations under the Loan Agreement.

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3, The Scope of the Guarantee hereunder shall include the principal amounts outstanding of Rmb 6 million, plus interests accrued, damages caused and expenses associated with the realization of Party B's rights under the Loan Agreement.

4, The term of the guarantee : From the date of this agreement to two years after the expiry of each performance period by Jiangxi LDK under the Loan Agreement.

5, In event of Party B and Jiangxi LDK have reached any agreement of extending period on each repayment, the debts between the term of the guarantee and extending period shall be until two years after the due date of each fulfillment.

6, Clauses of amount, due time, interest rate and way to distribute funds shall be established by Party B and Jiangxi LDK under the Loan Agreement. In event of Party B and Jiangxi LDK sign the Loan Agreement or make any changes on the Loan Agreement, Party A's later confirmation can make the activity legitimate while its guarantee obligation remains the same. The interest rate shall be variable in accordance with the Loan Agreement without any consent of Party A while Party A remains its guarantee obligation.

7, The effect of this Agreement is independent from Loan Agreement.

8, The parties shall resolve all disputes arising from or in connection with this Agreement through consultation. If the parties cannot reach an agreement through such consultations, either party is entitled to submit the disputes to the people's court where Party B resides.

9, This Agreement shall become effective upon the signing by the legal representatives or authorized representatives of the respective parties and fixing hereunto the respective corporate seal.

10, This Agreement is made in 3 original copies, and each party shall keep one copy hereof.



Party A: (seal)

Legal representative (responsible person) or authorized representative
(signature)


                                                            Date: March 20, 2006



Party B (seal)

Responsible person or authorized representative (signature)


                                                            Date: March 20, 2006